[redacted]OMMISSION
49

06050201

RECEIVED AUG 25 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

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SEC FILE NUMBER
8- 41479

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meduña & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Banco Popular Building, Suite 903, Tetuan Street
(No. and Street)

Old San Juan	Puerto Rico	00902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cyril Meduña (787) 725-5285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor,	San Juan,	Puerto Rico	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 29 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cyril Meduña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meduna & Co., INc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDUÑA & CO., INC.

FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

TOGETHER WITH AUDITORS' REPORT

Certified Public Accountants
and Management Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

**To the Stockholders of
Meduña & Co., Inc.:**

We have audited the accompanying balance sheets of **MEDUÑA & CO., INC. (a Puerto Rico corporation)** as of June 30, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Meduña & Co., Inc.** as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton, LLP

San Juan, Puerto Rico,
July 19, 2006.

2178570


SELLO
$5.00
$5.00

30TH Anniversary Year

33 Calle Bolivia Ste 400
San Juan Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

MEDUÑA CO., INC.

BALANCE SHEETS -- JUNE 30, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash and cash equivalent	$ 76,428	$ 70,428
Certificates of deposit, etc.	515,329	504,130
Accounts receivable	2,164	1,004
Dividends receivable	1,000	3,500
Total current assets	594,921	579,062
INVESTMENTS, at fair market value	147,631	128,067
OTHER ASSETS	14,046	14,046
Total assets	$ 756,598	$ 721,175

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accrued liabilities	$ 9,524	$ 25,000
Income tax payable	2,482	10,215
Total current liabilities	12,006	35,215
STOCKHOLDERS' EQUITY:		
Common stock, par value $100 each, 10,000 shares authorized, 101 shares issued and outstanding	10,100	10,100
Amount of paid-in capital in excess of par value of shares issued	616,655	64,900
Accumulated other comprehensive income (loss)	24,255	(11,709)
Retained earnings	93,582	622,669
Total stockholders' equity	744,592	685,960
Total liabilities and stockholders' equity	$ 756,598	$ 721,175

The accompanying notes are an integral part of these balance sheets.

MEDUÑA CO., INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
REVENUES:		
Management fees	$ 105,000	$ 90,000
Interest, miscellaneous income, etc.	35,486	39,398
Total revenues	140,486	129,398
OPERATING EXPENSES:		
Legal, accounting and consulting fees	13,858	6,472
Professional organization dues, other dues, subscriptions and others	5,442	5,240
Insurance	4,853	4,632
Office management	3,000	-
Bank charges	375	300
Taxes, other than income	246	265
Total operating expenses	27,774	16,909
INCOME BEFORE PROVISION FOR INCOME TAXES	112,712	112,489
PROVISION FOR INCOME TAXES	28,738	28,121
NET INCOME	$ 83,974	$ 84,368

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Earnings	Total	Annual Comprehensive Income (loss)
BALANCE, June 30, 2004	$ 10,100	$ 64,900	$ (6,782)	$ 538,301	$ 606,519	
COMPREHENSIVE INCOME – 2005						
Net income	-	-	-	84,368	84,368	$ 84,368
Variation in unrealized holding gain or (loss) on investments	-	-	(4,927)	-	(4,927)	(4,927)
Net comprehensive income -- 2005	-	-	-	-	-	$ 79,441
BALANCE, June 30, 2005	10,100	64,900	(11,709)	622,669	685,960	
COMPREHENSIVE INCOME – 2006						
Net income	-	-	-	83,974	83,974	$ 83,974
Dividends	-	-	-	(613,061)	(613,061)	
Additional contributed capital	-	551,755	-	-	551,755	
Varation in unrealized holding gain or (loss) on investments	-	-	35,964	-	35,964	35,964
Net comprehensive income -- 2006	-	-	-	-	-	$ 119,938
BALANCE, June 30, 2006	$ 10,100	$ 616,655	$ 24,255	$ 93,582	$ 744,592	

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	$ 83,974	$ 84,368
Adjustments to reconcile net income for the year to net cash provided by operating activities -		
Gain on sale of investment	(13,030)	-
Changes in assets and liabilities -		
Decrease (increase) in accounts receivable	1,340	46,236
Decrease in accrued liabilities	(15,476)	(25,000)
Decrease in accrued income taxes	(7,733)	(4,619)
Net cash provided by operating activities	49,075	100,985
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments, net of distributions, etc.	-	1,200
Distributions received	10,500	-
Proceeds from sale of investment	18,930	-
Net cash provided by investing activities	29,430	1,200
CASH FLOW FROM FINANCING ACTIVITIES:		
Dividends paid	(613,061)	-
Additional contributed capital	551,755	
Net cash used in financing activities	(61,306)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	17,199	102,185
CASH AND CASH EQUIVALENTS, beginning of year	574,558	472,373
CASH AND CASH EQUIVALENTS, end of year	$ 591,757	$ 574,558

Supplemental disclosure of cash flow information:

	2006	2005
Income taxes paid	$ 36,471	$ 32,740

Supplemental schedule of non-cash investing activities:

During the year ended June 30, 2006 the Company recorded an increase of $35,964 in the amount of the unrealized holding gain on investments.

During the year ended June 30, 2005 the Company recorded an increase of $4,927 in the amount of the unrealized holding loss on investments.

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006 AND 2005

(1) Organization and summary of significant accounting policies:

(a) Organization -

The Company was organized on June 5, 1989, under the laws of Puerto Rico and commenced operations in October 1989. It is engaged in financial and securities activities and is registered as a broker-dealer with the Securities and Exchange Commission, Washington, D.C. and with the Puerto Rico Securities Commission. The Company's activities have consisted of the sale of securities to corporations, financial institutions and residents of Puerto Rico, and in performing investment advisory and/or related financial services for third parties.

(b) Summary of significant accounting policies -

(i) Basis of accounting -

The Company uses the accrual basis of accounting for financial statements and income tax return purposes.

(ii) Cash and cash equivalents -

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(iii) Certificates of deposit and commercial paper –

These amounts as of June 30, 2006, can be detailed as follows:

Description	Amount	Maturity
Commercial paper	$ 211,329	August 10, 2006
Certificate of deposit	104,000	September 28, 2006
Certificate of deposit	200,000	November 4, 2007
	$ 515,329	

(iv) Investments -

The Company classifies its investments as available for sale. The investments are stated at fair value, with net unrealized gains or losses on such investments recorded as accumulated other comprehensive income (loss) in the stockholders' equity section. Realized gains and losses are included in current earnings and are derived using the specific identification method for determining the cost of the investments. See related Note (2).

(v) **Comprehensive income** –

The Company also adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which established the rules for the reporting and the display of comprehensive income and its components. Comprehensive income represents operational net income plus all other changes in net assets from non-owner sources. During the years ended June 30, 2006 and 2005, non-owner components of the net comprehensive income was limited to unrealized holding gain or losses from securities classified as available for sale.

(vi) **Income taxes** –

The Company's taxable income is subject to Puerto Rico income tax at rates ranging from 22.50% to 41.50%, as provided for by the 1994 Puerto Rico Internal Revenue Code, as amended.

(vii) **Use of estimates** -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments:

The Company owns 12 shares of Venture Capital Fund, Inc., a Puerto Rico corporation organized to invest in high-risk venture capital entities organized to operate in Puerto Rico. Relevant tax regulations in Puerto Rico grant the purchaser of shares in Venture Capital Fund, Inc. a credit (in the year of purchase) against the purchaser's income tax calculated at a maximum of 25% of the amount invested. Subsequently, if this investment is disposed of at a loss, additional tax credits are available to the purchaser. There is no market maintained for the trading of shares in Venture Capital Fund, Inc. The Company carries its investment at cost, net of the amount of tax credits realized and net of distributions received (considered as return of funds invested).

The Company has also acquired shares in Technology Value Fund, issued by Interactive Investment, a Delaware Business Trust.

During the year ended June 30, 2001, the Company entered into a subscription agreement for the purchase of a limited partner interest in Tucker Anthony Private Equity Fund III, L.P., a Delaware limited partnership established to invest in high quality private equity funds. The total capital commitment is for $100,000. As of June 30, 2006, the total capital contributions, net of distributions amounted $46,750.

The following schedule summarizes the market value of investments at June 30, 2006.

2006

Equity securities	# of shares	Cost	Unrealized Gain or (Loss)	Market Value
Venture Capital Fund, Inc.	12	$ 8,800	(6,857)	$ 1,943
Technology Value Fund	666.678	21,676	1,410	23,086
NASDAQ Stock Market, Inc.	1,800	23,400	30,420	53,820
Popular Inc. Series A Notes	20,000	20,000	2,032	22,032
		73,876	27,005	100,881
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	49,500	(2,750)	46,750
Total		$ 123,376	$ 24,255	$ 147,631

(3) **Related party transactions:**

The Company has transactions with affiliated entities, through common ownership, Venture Management, Inc., a Puerto Rico based venture capital/ private equity investment organization and Advent Morro Equity-Partner, Inc., a company that provides management services to private equity funds or other entities. The Company derived revenues from these affiliates for the years ended June 30, 2006 and 2005 in the amounts of $105,000 and $90,000, respectively.

On April 26, 2006, the Company entered into a Service Agreement with Advent Morro for a monthly fee of $1,500. The agreement is for a term of one year, with automatic renewals of one year periods. Total expense for the year ended June 30, 2006 amounted to $3,000, which is included as office management expense in the accompanying statements of income.

(4) **Concentration of credit risk:**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company maintains its cash deposit accounts with highly reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balance may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(5) **Commitments:**

Office furniture and furnishings are owned by a stockholder. While no charge has ever been made to the Company for the use of such equipment, etc., it is possible that the Company may either acquire such assets or pay a rental charge for the use thereof.

(6) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and limits the ratio of aggregate indebtedness to net capital, both as defined; furthermore, equity capital may not be withdrawn or cash dividends paid under certain conditions. At June 30, 2006 and 2005, the Company had net capital, as defined, of $573,521 and $529,592, respectively, which was $473,521 and $429,592, respectively, in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 and .07 in 2006 and in 2005, respectively. (See Schedule 1)

(7) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as: Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements are omitted as being not applicable since through June 30, 2006 the Company has not generated any relevant transactions, nor has it had activities that would make necessary the presentation of the information presented in such schedules.

Certified Public Accountants
and Management Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Meduña & Co., Inc.:

In planning and performing our audit of the financial statements of **MEDUÑA & CO., INC.** for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30TH Anniversary Year

33 Calle Bolivia Ste 400
San Juan Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevane Soto Pasarell Grant Thornton, LLP

San Juan, Puerto Rico,
July 19, 2006.

2178571


DE PUERTO RICO
$5.00
SELLO
$5.00

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2006 AND 2005

	2006	2005
NET CAPITAL:		
Stockholders' equity as of June 30, as per accompanying balance sheets	$ 744,592	$ 685,960
Less - Non-allowable assets	161,677	142,113
	582,915	543,847
Less - Haircuts on securities- Certificates of deposits and commercial paper	9,394	14,255
Net capital	$ 573,521	$ 529,592
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheets- Accrued liabilities	$ 12,006	$ 35,215
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 800	$ 2,347
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Highest minimum net capital requirement	$ 100,000	$ 100,000
Excess net capital at 1000%	$ 572,721	$ 527,245
Net capital in excess of highest minimum net capital	$ 472,721	$ 427,245
Ratio: Aggregate indebtedness to net capital	0.02	0.07
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30):		
Net capital as reported in Company's Part II	$ 572,836	$ 524,989
Net audit adjustments	685	4,603
Net capital	$ 573,521	$ 529,592

MEDUÑA CO., INC.

Schedule II

RECONCILIATION PURSUANT TO RULE 17A-5(D) (4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2006 AND 2005

	2006	2005
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30, 2006 and 2005):		
Net capital, as previously reported (Focus II report as of June 30, 2006 and 2005)	$ 572,836	$ 524,989
Adjustments to current year earnings	685	4,603
Net capital, as reported herein	$ 573,521	$ 529,592